FINALISATION INFORMATION RELATING TO THE IMPLEMENTATION OF NAME CHANGE

For immediate release

May 2, 2012 Anooraq Resources Corporation (“Anooraq” or the “Company”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) shareholders are referred to the announcement dated 25 April 2012 wherein it was announced that Anooraq was proceeding with the implementation of its name change as previously approved by shareholders, from Anooraq Resources Corporation to Atlatsa Resources Corporation (the “Change of Name”).

Anooraq is pleased to advise that the Change of Name is legally effective as a result of the filing of the notice of alteration with British Columbia Corporate Registry. Accordingly, this announcement is made setting out the finalisation information required by the JSE relating to the Change of Name.

Finalisation dates and times for the Implementation of the Change of Name

The salient dates and times for the implementation of the Change of Name are set out below.

2012
Finalisation data released on SENS and filed with the Canadian Securities Administrators’ System Sedar	Wednesday, 2 May

Finalisation information published in the South African press	Thursday, 3 May

Last day to trade under the old name ’Anooraq Resources Corporation’ on the JSE, TSX-V and the NYSE Amex (“Amex”)	Friday, 11 May

Trading under the new name ’Atlatsa Resources Corporation’ commences on the JSE, TSX-V and Amex under the symbol ’ATL’, abbreviated name ’ATLATSA’, and new ISIN:CA0494771029 from the commencement of trading on	Monday, 14 May

JSE record date for the Change of Name	Friday, 18 May

New share certificates reflecting the Change of Name posted by registered post, to South African certificated shareholders who have surrendered their documents of title on or before 12:00 Central African time (“CAT”) on the record date (see note iii below) on or about	Monday, 21 May

Dematerialised South African Shareholders’ accounts updated with the new name by their Central Securities Depository Participant or broker on	Monday, 21 May

Notes:

1.

South African Shareholders will not be able to dematerialise or rematerialise securities in the name of Anooraq after Friday, 11 May 2012, and may only dematerialise their new certificates in the name of Atlatsa Resources Corporation from Monday, 21 May 2012.

2.

Shareholders, other than South African certificated Shareholders, are not required to surrender their existing share certificates or take any other actions with respect to the Change of Name. South African certificated Shareholders who surrender their existing documents of title after 12:00 CAT on the record date will have their new share certificates mailed within five business days of receipt thereof by the South African transfer secretaries of the Company, being Computershare Investor Services (Pty) Limited, situated at ground floor, 70 Marshall Street, Johannesburg, 2001, by registered post, at the risk of the shareholders concerned.

On behalf of Anooraq
Joel Kesler
Executive: Corporate Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell
Office: +27 11 880 3924
Mobile: +27 82 372 5816

Macquarie First South Capital
Annerie Britz / Yvette Labuschagne / Melanie de Nysschen
Office: +27 11 583 2000

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

This release includes certain statements that may be deemed “forward looking statements”. All statements in this release, other than statements of historical facts that address the Change of Name and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that the Change of Name process will complete as scheduled or within a reasonable period of time. Forward looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include delays in regulatory approval timing and other procedural matters relating to the Change of Name. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company’s annual report on Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and available, together with the Company’s other disclosure documents, at www.sedar.com.

2	www.anooraqresources.com